Rand Worldwide, Inc.
10715 Red Run Blvd., Suite 101
Owings Mills, MD  21117

March 23, 2011

BY EDGAR SUBMISSION

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631
Attention:  Mr. Matthew Crispino
Attention:  Ms. Courtney Haseley

Re:	Rand Worldwide, Inc.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed September 28, 2010
Form 10-KT for the Transition Period from November 1, 2009 to June 30, 2010
Filed November 15, 2010
File No. 001-31265

Dear Mr. Crispino and Ms. Haseley:

On behalf of Rand Worldwide, Inc. (the "Company"), please find below responses to the comments provided to the Company by the staff of the Commission (the "Staff") in a letter dated March 10, 2011 (the "Letter") relating to the Company’s Form 10-K filed on September 28, 2010 for the fiscal year ended June 30, 2010 (the "2010 Form 10-K") and the Company’s Form 10-KT filed on November 15, 2010 for the transition period  from November 1, 2009 to June 30, 2010 (the "Transition Report").  The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Form 10-K Filed September 28, 2010

General

1.
We note from disclosure in your Form 10-Q filed on February 14, 2011 that your name change from Avatech Solutions, Inc. to Rand Worldwide, Inc. was effective on January 1, 2011.  However, you do not appear to have filed any amendment to your articles of incorporation.  Please advise.

Response:

As noted by the Staff, the Company changed its name from Avatech Solutions, Inc. to Rand Worldwide, Inc. effective on January 1, 2011.  Approval of the amendment to the Company’s certificate of incorporation to effect the name change was sought and obtained at the Company’s annual meeting held on November 9, 2010 as described in the definitive proxy statement filed by the Company on October 7, 2010.  Pursuant to Item 5.03(a) of Form 8-K, the Company was not required to file a Form 8-K disclosing the amendment upon filing.  The Company intends to file the amendment to its certificate of incorporation as an exhibit to the Form 10-Q for the quarter ending March 31, 2011, which is the quarter in which the name change was effective.

Mr. Matthew Crispino
Ms. Courtney Haseley
March 23, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 13

2.
Aside from your brief mention of the company’s three core principles underpinning its business strategy, your “Overview” appears to be more in the nature of a summary of certain financial results than a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned in evaluating the company’s financial condition and operating results.  Please tell us what consideration you have given to expanding this section to address, for instance, the effect of significant acquisitions and the material operational risks and challenges facing you and how management is dealing with these issues both on a short-term and long-term basis.  In this regard, we note discussion on page 21 of your Valued Added Reseller Agreement with Autodesk, executed in February 2010, which prescribes, among other things, certain rebate and incentive program details and your discussion on page 5 regarding the impact of the Rand acquisition on the company’s strategic plan.  Refer to Section III.A of SEC Release No. 33-8350.  This comment also applies to your Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

Response:

The Company’s “Overview” section of MD&A in the 2010 Form 10-K provides a summary of the Company’s business and strategy as well as a framework for investors that describes how the Company generates revenue, which primarily consists of its Autodesk business conducted under its Value Added Reseller Agreement with Autodesk (the “VAR Agreement”).  As noted by the Staff, the Overview does not include a description of the rebate or incentive programs under the VAR Agreement.  The terms of these programs, which are modified over time by Autodesk, may affect the mix of customers that the Company targets with its sales personnel and the types of products on which it will focus its selling efforts.  For periods in which these programs have materially affected individual components of the Company’s results of operations, the Company has described the effect in the MD&A (see, e.g., the discussion of cost of product sales on page 17 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (the “September 30 10-Q”)).  However, the Company does not believe that these programs represent important themes or other significant matters with which management is primarily concerned in evaluating the Company’s financial condition and operating results.

Mr. Matthew Crispino
Ms. Courtney Haseley
March 23, 2011

While the Overview itself does not address the Company’s acquisition of Rand Worldwide, Inc. (“RWW”) in August 2010, the Company notes the description of the acquisition under the section titled “Material Subsequent Event” immediately prior to the Overview.  Although the acquisition of RWW did not affect the Company’s strategic plan, as noted on page 5 of the 2010 Form 10-K, the Company will continue to evaluate this strategic plan and whether future trends or other events affect its strategic plan and the description of such plan in the Company’s future filings.

The Company acknowledges the Staff’s comment regarding the presentation and content of the Overview section of the Company’s MD&A.  The Company hereby confirms that it will consider in future filings the most important matters on which the company's executives focus in evaluating financial condition and operating performance, including with respect to the VAR Agreement and material acquisitions, as described in Section III.A of SEC Release No. 33-8350.

Year Ended June 30, 2010 Compared to Year Ended June 30, 2009, page 17

3.
We note disclosure in you Management’s Discussion and Analysis section indicating that “management has included discussion regarding how it believes the [Rand] merger may impact various aspects of [the company’s] future financial condition and/or results of operations.” Yet, no discussion of the foregoing appears present in your results of operation disclosure beginning on page 17.  Please advise and tell us what consideration you gave to discussing the Rand merger and any expected trends incident to such transaction that you reasonably expect will materially impact your financial condition or operating results.  See Item 303(a)(3)(ii) of Regulation S-K.  This comment also applies to your Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010.

Response:

The Company considered how the acquisition of RWW could impact its future financial condition and/or results of operations and concluded that there were no trends incident to the transaction that were reasonably expected to materially impact its future financial condition or operation results.   The historical financials presented in the 2010 Form 10-K covered the Company’s fiscal year ended June 30, 2010, which period closed prior to the acquisition of RWW in August 2010; accordingly, the acquisition of RWW did not have an effect on the financial statements included in this report.  In assessing potential future effects, the Company considered the fact that both the historical Avatech Solutions and RWW businesses were substantially dependent on the reselling and integration of Autodesk products for customers.  At the time of filing of the 2010 Form 10-K, other than higher revenues and related expenses due to the increased size of the combined business, the Company does not believe that there were any material changes to the trends or uncertainties facing the Company’s business that were not already reflected in the results of the Company described in the 2010 Form 10-K.  The  September 30 10-Q described in the results of operations section of MD&A (beginning on page 16) the changes in the Company’s revenues, expenses and other results following the acquisition.  At the time of filing of the September 30 10-Q, the Company was not aware of any material changes to the trends or uncertainties facing the Company’s business that were not already stated in our discussion of the effects of the acquisition on the Company’s results of operations described therein.

Mr. Matthew Crispino
Ms. Courtney Haseley
March 23, 2011

The Company acknowledges the Staff’s comment and hereby confirms that it will consider any expected trends incident to the acquisition of RWW that the Company reasonably expects will materially impact its financial condition or operating results, including those relating to the integration of the separate historical businesses, the operation of the combined business across additional locations, including additional overseas locations, and the impact of the larger combined business on relationships with customers and vendors.  The Company hereby confirms that it will provide additional disclosures relating to the foregoing to the extent material and as required by Item 303(a)(3)(ii) of Regulation S-K.

Part III (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed October 7, 2010)

Item 10.  Directors, Executive Officers and Corporate Governance

Board Leadership and Role in Risk Oversight, page 6

4.
In your response letter, please briefly describe the leadership structure of your board of directors and disclose why you have determined that your leadership structure is appropriate given your specific characteristics or circumstances.  Refer to Item 407(h) of Regulation S-K.  Please confirm that you will provide similar disclosure in future filings.

Response:

The Company has split the roles of Chairman of the Board and Chief Executive Officer.  The Company has no formal policy requiring separation of these roles but has adopted this structure in recognition of the differences in these two roles.  The responsibilities of the Chairman include setting the Board's agenda and presiding over meetings of the Board; providing guidance to the Chief Executive Officer; and acting as a liaison between the Board and Chief Executive Officer.  The Chief Executive Officer is responsible for setting the strategic direction of the Company as well as day to day management and leadership of the Company.

In future filings, the Company will provide similar disclosure as required pursuant to Item 407(h) of Regulation S-K.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions, page 18

5.
You indicate that all related party transactions consummated since July 1, 2008 are discussed in your Definitive Proxy Statement.  However, you do not appear to describe the company’s existing stockholders agreement or registration rights agreement entered into in August 2010.  Please advise.

Mr. Matthew Crispino
Ms. Courtney Haseley
March 23, 2011

Response:

The Company acknowledges that its existing stockholders agreement and registration rights agreement, each of which are described in the Form 8-K filed by the Company on August 17, 2010, were inadvertently omitted from its definitive proxy statement filed on October 7, 2010.  The Company will include disclosure of these agreements in future filings as required by the rules of the Commission.

Signatures

6.
General Instruction D(2)(a) to Form 10-K requires that the report must be signed by the registrant’s principal executive officer, principal financial officer, and its controller or principal accounting officer.  Your signature page does not indicate who is signing in the capacity of your controller or principal accounting officer.  Please advise.  Please ensure that future filings specify the persons who occupy each position required by the form.

Response:

Lawrence Rychlak is both the Company’s principal financial officer and its principal accounting officer.  The Company inadvertently omitted to indicate Mr. Rychlak’s position as principal accounting officer in the 2010 Form 10-K as required by General Instruction D(2)(a) to Form 10-K.  The Company hereby confirms that future filings will specify the person(s) who occupy each position required by the applicable form.

Form 10-KT filed November 15, 2010

General

7(a).
Please advise why you determined that the transition report should cover the period from November 1, 2009 through June 30, 2010 rather than November 1, 2009 through August 17, 2010, the closing date of your acquisition of Rand Worldwide.

Response:

As disclosed in the Form 8-K filed by the Company on August 17, 2010, the Company (formerly known as “Avatech Solutions, Inc.”) acquired all of the issued and outstanding capital securities of Rand Worldwide, Inc. (“RWW”) in a reverse-triangular merger transaction  whereby RWW became a wholly owned subsidiary of the Company (the “Merger”).  The number of shares of the Company’s common stock issued to the former stockholder of RWW in the Merger resulted in the former RWW stockholder holding more than 50% of the shares of the Company’s common stock outstanding immediately following the Merger.  As a result, the assets, liabilities and historical operations of RWW are deemed to be the assets, liabilities and historical operations of the Company for accounting purposes.  In addition, RWW (the acquirer for accounting purposes) changed its fiscal year end from October 31st to June 30th, which was the fiscal year end of Avatech Solutions, Inc.   This change in fiscal year triggered the requirement to file a transition report in accordance with Exchange Act Rule 13a-10.

Mr. Matthew Crispino
Ms. Courtney Haseley
March 23, 2011

In making its determination that the transition report should cover the period from November 1, 2009 through June 30, 2010, the Company noted the guidance provided in the SEC Division of Corporation Finance Financial Reporting Manual (the “Manual”).  In accordance with Topic 12, Reverse Acquisitions and Reverse Recapitalizations, Section 12240.4, Transition Reports, of the Manual, in a situation where the registrant continues the fiscal year of the legal acquirer (Avatech Solutions, Inc.) a registrant should file a transition report containing the audited financial statements of the accounting acquirer (RWW) from the end of the accounting acquirer's (RWW's) most recently completed fiscal year, which was October 31, 2009, to the next following date corresponding with the end of a fiscal year of the legal acquirer (Avatech Solutions, Inc.), which was June 30, 2010.

7(b).	Also, please advise why the transition report did not include executive compensation and other Part III disclosure for Rand Worldwide. Refer to Exchange Act Rule 13a-10(f).

Response:

The Company did not include executive compensation and certain other Part III disclosures for RWW in the Transition Report because the Company determined that such disclosure was not required under applicable Commission guidance.

Following the Merger, the Company remained the entity with a class of securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, and accordingly, incorporated by reference from its definitive proxy statement filed on October 7, 2010 certain executive compensation and other Part III disclosures with respect to the Company in the Transition Report.

In concluding that executive compensation and other Part III disclosure was not required for RWW, the Company referred to guidance provided by the Division of Corporation Finance in Regulation S-K Compliance & Disclosure Interpretation 217.02 (the “Interpretation”).  The Interpretation, which is set forth below, supports the Company’s view that compensation paid to employees of RWW prior to the Merger would not be required disclosure in the Transition Report based on the following:  (i) the Merger was a merger among established operating companies with substantial ongoing businesses, (ii) the target corporation, RWW, became a wholly owned subsidiary of the Company following the Merger, (iii) neither entity was a shell company, as defined in Securities Act Rule 405 prior to the Merger, and (iv) the period covered by the Transition Report (November 1, 2009 to June 30, 2010) ended prior to the time RWW became a subsidiary of the Registrant on August 17, 2010.

Mr. Matthew Crispino
Ms. Courtney Haseley
March 23, 2011

Following a merger among operating companies, there is no concept of "successor" compensation. Therefore, the surviving company in the merger need not report on compensation paid by predecessor corporations that disappeared in the merger. Similarly, a parent corporation would not pick up compensation paid to an employee of its subsidiary prior to the time the subsidiary became a subsidiary (i.e., when it was a target).  Moreover, income paid by such predecessor companies need not be counted in computing whether an individual is a named executive officer of the surviving corporation. A different result may apply, however, in situations involving an amalgamation or combination of companies. A different result also applies where an operating company combines with a shell company, as defined in Securities Act Rule 405, as provided in Interpretive Response 217.12, below. (emphasis added)

* * *

In response to the Staff's request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (410) 753-1525.

Sincerely,

/s/ Lawrence Rychlak
Lawrence Rychlak President and Chief Financial Officer

cc:	James T. Barrett, Esq.
Marc D. Mantell, Esq.
Edwards Angell Palmer & Dodge LLP